EXHIBIT 1.0

PRESS RELEASE

The proposed cash tender offer for a portion of the TIM ordinary shares and all of the TIM savings shares described herein is not being made and will not be made, directly or indirectly, in or into the United States, Canada, Japan, Australia or any other jurisdiction in which the tender offer would require the authorization of the relevant regulatory authorities or would violate applicable laws or regulations.

Except as provided below, any offer to purchase or sell securities described herein is not being made, directly or indirectly, in or into, or by the use of the mails of, or by any means or instrumentality (including, without limitation by mail, telephonically or electronically by way of internet or otherwise) of interstate or foreign commerce, or any facility of any securities exchange, of the United States of America and any such offer will not be capable of acceptance by any such use, means, instrumentality or facility.

The information contained herein does not constitute an offer of securities for sale in the United States or offer to acquire securities in the United States.

The Telecom Italia securities referred to herein in connection with the merger have not been, and are not intended to be, registered under the U.S. Securities Act of 1933 (the Securities Act ) and may not be offered or sold, directly or indirectly, into the United States except pursuant to an applicable exemption. The Telecom Italia securities are intended to be made available within the United States in connection with the merger pursuant to an exemption from the registration requirements of the Securities Act.

TELECOM ITALIA/TIM MERGER PLAN DEFINED

MERGER PROCESS TO LEAD TO A SIMPLIFICATION OF TELECOM ITALIA GROUP OWNERSHIP STRUCTURE AND OPTIMIZATION AND ENHANCEMENT OF THE CAPITAL AND FINANCIAL STRUCTURE OF THE COMPANY RESULTING FROM THE MERGER, AT A TIME WHEN RAPID TECHNOLOGICAL EVOLUTION IS OPENING UP PROSPECTS FOR SIGNIFICANT BUSINESS EFFICIENCIES

TELECOM ITALIA TO MAKE A VOLUNTARY CASH TENDER OFFER FOR 2/3 OF THE OUTSTANDING TIM ORDINARY SHARE FREE FLOAT AND FOR ALL TIM SAVINGS SHARES

TRANSFER OF UP TO 14.5 BILLION EUROS TO TIM SHAREHOLDERS

PREMIUM FOR ORDINARY SHARES IS ABOUT 19% OF THE MARKET VALUE OF 30 DAYS PRIOR TO SUSPENSION OF TRADING AND ABOUT 8% PRIOR TO THE MOST RECENT MARKET PRICE

PREMIUM FOR SAVINGS SHARES IS ABOUT 21% OF THE MARKET VALUE OF 30 DAYS PRIOR TO SUSPENSION OF TRADING AND ABOUT 4% PRIOR TO THE MOST RECENT MARKET PRICE

AGGREGATE LOAN OF UP TO 12 BILLION EUROS GUARANTEED FOR THE OFFER

MERGER BY INCORPORATION OF TIM INTO TELECOM ITALIA FOLLOWING A PRIOR HIVE OFF TRANSFER OF ITALIAN MOBILE TELEPHONY BUSINESS

MERGER EXCHANGE RATIOS DEFINED:

1.73 TELECOM ITALIA ORDINARY SHARES FOR EVERY TIM ORDINARY SHARE

2.36 TELECOM ITALIA SAVINGS SHARES FOR EVERY TIM SAVINGS SHARE

Milan, December 7, 2004 - The Telecom Italia and TIM Boards of Directors have examined and approved a plan for the integration of the two companies that has as its objective the simplification of the Group’s ownership structure and the optimization of the financial and capital structures of the Group resulting from the merger, against a backdrop of rapid technological development that is opening the way to a significant increase in business efficiencies.

The integration process foresees:

•

A partial voluntary cash tender offer by Telecom Italia for 2,456,534,241 TIM ordinary shares, equivalent to 2/3 of the ordinary share free float, and for all
132,069,163 TIM savings shares;

•

The merger by incorporation of TIM into Telecom Italia once the transfer of TIM's domestic mobile business arm to a company 100% owned by TIM has been completed (see attached diagram). The merger will occur following the payment of dividends that are expected to be at least in line with last year.

In defining the terms of the above reorganization, the Boards of Directors of the two companies have sought the opinions of external advisers.
Specifically:

•

Telecom Italia has been advised by JP Morgan, MCC and Mediobanca as Lead Advisors;

•

TIM has been advised by Lazard as Sole Lead Advisor and Credit Suisse First Boston.

Further, in line with international best practice, and at the request of the relevant Committees for Internal Controls and Corporate Governance that are constituted only by independent Board Members, the companies have appointed
Goldman Sachs (for Telecom Italia) and Merrill Lynch plus the Studio Casò (for TIM) to provide fairness opinion on the terms of the transaction.

Telecom Italia/TIM merger

The integration of the two companies is a strategic, business-led response to the integration of fixed-line and mobile telephony platforms

There is growing customer demand for seamless use of services made possible by new technologies, and that are unrestricted by geographical location. Driven by the accelerated take-up of broadband over fixed lines and EDGE/UMTS over mobile lines, technological advances are not only breaking down the barriers between different networks, but are bringing about a convergence between telecommunications services and other sectors such as computers, media and consumer electronics. Major equipment and terminal manufacturers are shifting their technology investments towards catering to new customer demand, and in recent months have brought to market their latest product advances. The telephone networks is rapidly evolving into a “multimedia network” as IP protocol becomes more widely implemented and multiservice platforms are adopted on both fixed and mobile systems. The latest multifunction devices offer access to both fixed and mobile services.

The Telecom Italia Group has long been at the forefront in Europe in terms of growth, profitability and innovative customer offerings. Major investment programs have equipped the Group with a leading edge network infrastructure ready for next-generation products and services.

An evolving marketplace and the key objective to create value for the Group’s shareholders require that the Group’s business models and strategic orientation, adapt to the changing environment and this has driven the project to incorporate TIM into Telecom Italia.

A reorganization of the Group's structure is necessary to capture fully, at a time of major technological change, the benefits of integration between platforms and services and to ensure a consistent approach to management of the business, something that partial control of a company does not facilitate.

The Group’s objective is to be in a position to cater to customer demand for integrated telecommunications services and enhance the complementary nature of the services it offers in order to promote usage and reap the benefits of cross-business synergies.

Cash tender offer

The offer price is equal to 5.6 euros per ordinary share and 5.6 euros per savings share and includes a premium of about 8% over the market price at close of trading on Friday December 3, 2004 for ordinary shares and about 4% for savings shares. Compared with the market price on November 3, 2004, the premium corresponds to about 19% for ordinary shares and about 21% for savings shares.

The cash offer is targeted on 2,456,534,241 ordinary shares, corresponding to two thirds of outstanding ordinary share free float, and to 100% of the TIM savings shares in circulation.

The tender will proceed if at least two thirds of the shares that are subject to the offer, both ordinary and savings shares, accept the offer. This level of acceptance has been determined in order to avoid any dilution of the financial returns per share for all Telecom Italia shareholders after the merger.

Telecom Italia will meet the cost of the maximum cash outlay as a result of the tender offer of a total amount of 14.5 billion euros, via a financing of a maximum of 12 billion euros provided by a pool of banks led by JP Morgan as Global Coordinator, and Banca Intesa, MCC, Mediobanca and Unicredito Italiano as Mandated Lead Arrangers. The remaining 2.5 billion euros will be drawn from Telecom Italia’s own liquid resources which, at November 30, 2004, totaled 7.5 billion euros, with the expectation that these resources will increase to around 8.8 billion euros by the end of the year.

If the offer is fully successful, the net consolidated debt of the Group would rise to a just over 44 billion euros. This figure is considered to be sustainable in view of the post-merger Telecom Italia financial structure, taking into account enhanced cash flow, increased assets value and higher market capitalization. Despite increased level of debt the company’s post-merger rating (currently Baa2 for Moody’s, BBB+ for Standard&Poors, A- for Fitch) is very unlikely to be affected.

Merger structure and description - transfer

The integration of TIM into Telecom Italia will proceed following the transfer of TIM’s domestic Italian mobile telephony business to a 100%-owned TIM subsidiary (TIM’s holdings in companies outside Italy are already held by TIM International, a wholly-owned TIM subsidiary).

This part of the business will remain a separate legal entity pursuant to regulatory and accounting needs. As the transferer company will be taking over TIM’s licenses for the provision of mobile telephony in Italy, this solution satisfies requirements for transparency in the regulatory accounting of fixed and mobile operations.

At the time of the merger TIM will wholly own TIM International and the company to which the domestic Italian mobile telephony operations will be transferred. After the merger, Telecom Italia will have 100% ownership of both companies’ share capital.

Merger structure and description – merger

The formal process will commence once the cash tender offer has been successfully completed.

Best practice valuation methodologies and procedures have been followed in determining the exchange ratio.

In particular, the following valuation methods have been applied:

1)

sum-of-the-parts method to value Telecom Italia’s activities, including TIM, principally by applying the Discounted Cash Flow method;

2)

a market value approach, examining relative share exchange values expressed by the stock market over a variety of periods.

In accordance with advisors’ indications and recommendations, the following exchange ratio is proposed:

*

 1.73 Telecom Italia ordinary shares for every TIM ordinary share;

*

 2.36 Telecom Italia savings shares for every TIM savings share.

As there are no grounds for changing the company purpose, no right of withdrawal applies.

Merger timetable

On the basis of initial assessments, the restructuring plan timetable is as follows:

•

Offer launch in early January 2005 (following a TIM Board Meeting to approve the issuer’s notification); closure of the offer period and publication of the offer results by the end of January; payments to be made within five working days of closure of the acceptance period;

•

If the tender offer is successfully completed, Board approval of the merger plan immediately after conclusion of the tender offer acceptance period;

•

Calling of Shareholder Meetings to approve the merger in March;

•

Completion of the merger process in time for the merger to become effective in the second half of 2005, following the transfer of TIM’s domestic Italian mobile services.

The company’s 2005 calendar of events, as announced in November, remains unchanged. Any modifications will be announced in due course.

***

At 5 p.m. today Telecom Italia Chairman Marco Tronchetti Provera is holding a press conference at the Telecom Italia headquarters in Milan (at Piazza Affari, 2). The press conference finishes at 5.45 p.m.. At 5.50 p.m. (4.50 p.m. GMT) the Chairman is holding a conference call with investors. Members of the media who wish to follow this presentation by telephone should dial +39 06 33168. Note: there is no facility for submitting questions. Journalists who are unable to listen live may access a recording of the presentation by calling +39 06 334843, access code 67523 #.

The presentation is also available via a real time audio stream on www.telecomitalia.it, under Investor Relations; visitors to the site can also access the presentation slides. The conference call is scheduled to end at 6.15 p.m..

The conferences referred to herein will NOT be open to any person who is a resident of or is physically present in the United States, Canada, Japan or Australia.

The merger described herein relates to the securities of two foreign (non U.S.) companies. The merger in which TIM ordinary shares and savings shares will be converted into Telecom Italia shares is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, will be prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies

.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since Telecom Italia and TIM are located in Italy, and some or all of their officers and directors may be residents of Italy or other foreign countries. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

Telecom Italia

Media Relations

+39 06 3688 2610

www.telecomitalia.it/stampa

PRE MERGER (DECEMBER 6, 2004)

TRANSFER OF ITALIAN MOBILE BUSINESS

POST MERGER